TFS
Tradition Financial Services

Lisa RUIZ
Public Relations

02055820

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
NOV - 5 2002
WASH, D.C. 154

November 1, 2002

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re: TFS (File No. 82-5095)
Information being furnished pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

On behalf of TFS, a Swiss corporation, I enclose pursuant to Rule 12g3-2(b) the following:

- A press release on TFS 2:1 stock split.

TFS has issued press releases in addition to those listed above. They are not being submitted with this letter in reliance on Rule 12g3-2(b)(3) because TFS believes that their contents would not be material to a decision to invest in TFS shares. All of TFS's English-language press release continue to be available at www.tfsbrokers.com, a website maintained by one of its U.S. subsidiaries.

As described in our letter to you dated May 23, 2000, TFS has continued to publish financial information (in the French language only) in a French legal newspaper pursuant to the requirements of French law. There are no English translations, versions, or summaries of the publications that have been prepared.

TFS does not currently require the availability of the Rule 12g3-2(b) exemption because it has far fewer than 300 U.S. shareholders.

As stated in paragraph (5) of Rule 12g3-2(b), the information and documents being furnished in and with this letter are being furnished with the understanding that they will not be deemed "filed" or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of any information or documents in or with this letter constitutes an admission for any purpose that TFS is subject to that Act.

To signify your receipt of this letter and the enclosures, kindly date-stamp the enclosed extra copy of this letter and return it to me in the enclosed postage-paid envelope. Thank you.

Very truly yours,

Lisa Ruiz

PROCESSED
NOV 21 2002
THOMSON FINANCIAL

11/18

Enclosures
By Federal Express

17 State Street, 4th floor New York, NY 10004 U.S.A
T.: 212.943.0583 · F.: 212.943.8504 Email: Lruiz@tfsbrokers.com

TFS

Tradition Financial Services

Press release

TFS

2:1 share split on 5 November 2002

Shareholders at the Annual General Meeting of 23 May 2002 approved the conversion of the Company's 688,266 registered shares of CHF 5 each into 1,376,532 registered shares of CHF 2.50 each.

Shares will be exchanged automatically, free of charge, on the morning of 5 November 2002, with shareholders receiving two new shares for each existing share held on 4 November 2002. The form of registration will remain unchanged.

*Founded in 1985, **TFS (Tradition Financial Services)** is a leading broker of inter-dealer OTC physical and derivative products. The Company has a presence in the world's major financial centres. TFS conducts business within the foreign exchange, precious metals, equity, pulp & paper and energy markets. Electricity, natural gas, oil, coal and weather are among those energy markets covered by the TFS energy division. TFS is listed on the French Stock Exchange - foreign section - and member of NextPrime segment within Euronext list. For more information on our Group, visit our site at www.tfsbrokers.com. Sicovam code: 49044.*

Lausanne, 31 October 2002

Press contacts:

TFS
Catherine Chaumely - 33 1 56 43 70 31

Agence Solange Stricker & Associés
Geneviève de Négri - 33 1 40 71 07 03